UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July, 2020

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on advance in the sale of the Baúna field

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Rio de Janeiro, July 24, 2020 - Petróleo Brasileiro S.A. – Petrobras, following up on the release disclosed on July 24, 2019, informs that, due to the impact caused by the COVID-19 pandemic and the difficulty to address the previous conditions initially defined, in common agreement with Karoon Petróleo & Gás Ltda (Karoon), a subsidiary of Karoon Energy Ltd, defined adjustments to the terms of the contract for the sale of its entire interest in the Baúna field (BM-S-40 concession area), located in shallow waters in the Santos Basin.

The adjustments under the contract took into account the extension of the term to address the conditions precedent to the closing and the payment definition of the agreed amount, of US$ 665 million, in two installments:

(i) a installment of US$ 380 million, consisting of US$ 49.9 million already paid by Karoon on 7/24/2019, US$ 150 million to be paid at the closing date with the price adjustments. The remaining amount will be paid in 18 months after the closing and;

(ii) a contingent installment of US$ 285 million to be paid until 2026.

This transaction is in line with the portfolio optimization strategy and the improvement of the company’s capital allocation, increasingly concentrating its resources in deep and ultra-deep waters, where Petrobras has demonstrated great competitive edge over the years.

About the field

The Baúna field, located in the Santos Basin off the coast of the state of São Paulo, started its operations in February 2013 and has a current output of about 16,000 barrels of oil per day through the FPSO Cidade de Itajaí. With this transaction, Karoon Petróleo & Gás Ltda will become the operator with 100% stake.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

 e-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

 Av. República do Chile, 65 – 1002 – 20031-912 – Rio de Janeiro, RJ.

 Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 26, 2020

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer